13012939

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2013 WASH., D.C. 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OTR Global Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Manhattanville Road
(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Cardone — (914) 460-4036
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Cardone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTR Global Trading LLC, as of 'December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENA M. GIRARD
NOTARY PUBLIC, State of New York
No. 01GI5020634
Qualified in Westchester County
Commission Expires Nov. 22, 20 13

Signature

Controller

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTR GLOBAL TRADING LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

OTR GLOBAL TRADING LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To OTR Global Trading LLC

We have audited the accompanying statement of financial condition of OTR Global Trading LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OTR Global Trading LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 22, 2013

OTR GLOBAL TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	95,482
Due from clearing broker		7,606,478
Commissions receivable		258,045
Prepaid expenses and other assets		176,412
Fixed assets, net		36,667
	$	8,173,084
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to brokers	$	13,269
Accrued expenses and other liabilities		681,468
Due to affiliated entities		1,882,564
Total liabilities		2,577,301
Member's equity		5,595,783
	$	8,173,084

See accompanying notes to financial statement.

OTR GLOBAL TRADING LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

OTR Global Trading LLC (the "Company") is a Delaware Limited Liability Company formed on September 15, 2005. As of January 1, 2009 ownership of the Company was transferred from OTR Global LLC to OTR Global Holdings LLC. On December 1, 2009 ownership was transferred from OTR Global Holdings LLC to OTR Global Holdings, II Inc. (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established to provide agency, principal and riskless principal executions to institutional customers as well as to provide an independent equity research product prepared by an affiliated entity to institutional customers in exchange for portfolio commissions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2013. Subsequent events have been evaluated through this date.

Commission Revenue and Expense Recognition from Securities Transactions

Commissions from clients and the related revenues and expenses are recorded on a trade-date basis.

Commissions Receivable

The Company carries its commission's receivable at cost. Commissions receivable at December 31, 2012 were approximately $258,000. On a periodic basis, the Company evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. There was no allowance for doubtful accounts at December 31, 2012.

Due to Brokers

Due to brokers consists of brokerage and clearing fees due to various brokerage houses.

Fixed Assets

The Company's fixed assets consists of computer equipment and are stated at cost less accumulated depreciation. The Company depreciates its fixed assets over a useful life of 3 years using the straight line method.

1. Nature of business and summary of significant accounting policies (continued)

Income taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed assets

Details of fixed assets at December 31, 2012 are as follows:

Computer Equipment	$	40,000
Less accumulated depreciation		3,333
	$	36,667

3. Related party transactions

On January 1, 2009, the Company entered into a licensing agreement with an affiliated company, OTR Global LLC. OTR Global LLC is a registered investment adviser which owns the copyrights to independent investment research.

The Company provides the investment research owned by OTR Global LLC to its clients. The research fee expense for the year ended December 31, 2012 was approximately $11,064,000 and approximately $1,881,000 of this was included in due to affiliated entities at year end.

Pursuant to the sub-lease agreement signed in 2012, the Company pays rent for office space to the Company's parent. Rent expense under this agreement for the year ended December 31, 2012 was approximately $128,000. This lease will expire on December 31, 2014.

3. Related party transactions (continued)

Aggregate future lease payments of office space and equipment to the Company's parent for the two years subsequent to December 31, 2012 are as follows:

Year Ending December 31,		
2013	$	128,184
2014		128,184
	$	256,368

4. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $5,128,000 which was approximately $4,956,000 in excess of its minimum requirement of $172,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

6. Concentration of credit risk

The Company maintains its cash balances in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from this counterparty.

7. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. Although virtually all of the institutional customer activity is cleared on a Deliver versus Payment and Receive versus Payment basis, money balances and long and short security positions, predominantly for employee or affiliated accounts, may be carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

Keiter

Your Opportunity Advisors